

STAGES

A FILM BY RYAN BOOTH



"Some say life will beat you down. Break your heart, steal your crown. So I've started out for God knows where, I guess I'll know when I get there." **- TOM PETTY**
Learning to Fly





*STAGES

Synopsis

Ben Garza is going on tour. Alone.

And though the stonewashed singer-songwriter might be no stranger to the road, he's forced to do things a little different this time. His relatively successful alt-rock band The Heights has broken up, a casualty of the shifting industry and encroaching responsibilities of partners, families, and well, adulthood. But unlike the other former members, Ben's just not ready to say goodbye to his first love – the stage.



With a new daughter back home, Ben hopes he can keep the music playing and the cash flowing coming on a three-week bar-hopping solo campaign. It's his first solo tour in his entire career. Thankfully, he'll have a little help from his longtime tour manager, Rita and his pianist friend Matt to take the edge off the loss of The Heights. But as they start to pack a schedule of shows along a route through the American South, Ben decides to take on an opening act to drive up ticket sales as he realizes fronting a band doesn't necessarily translate to name recognition.

Enter Jessie Claymore, in a similar moment of transition – she's kick-starting a career on her own after breaking up with her longtime boyfriend/bandmate. Even though she was an equal partner in the music, it seems he got to keep the band brand by default. Now she's left to build something new from scratch. She tries to leave all that in the dust as she and Ben pack up the tour van and hit the road. Dallas, Tulsa, Little Rock. It's a slow start…



But things start to pick up after Ben and Jessie write a song together and play it on stage – opening a discordant Pandora's Box for these two musician's trying to reinvent themselves on their own terms. Can they transition to new identities without losing themselves in the process? Will they team up… or turn against each other? And what exactly is the measure of success when your business is art?

For Ben, his central question reverberates throughout: Is it even possible for him to take the needle of life off that particular record? Or will it just spin forever in the run out?



*STAGES







HastLE

Inspiration

I didn't begin my career on a film set in Los Angeles, but in a recording studio in Nashville. I started out soldering cable and fetching coffee, eventually working my way up to first engineer and tracking more than forty albums. Music is at the very foundation of my career.

Even since transitioning to filmmaking, I've directed music videos, tour documentaries, and performance videos for some of the world's most famous artists. I've had the chance to listen to some of the most iconic musicians talk about their careers and the way they've given their lives to music. I've watched bands that got started in those early Nashville days rise to great acclaim. But I've also been in dressing rooms when pent up emotions and resentments rise to the surface. I've witnessed bands break up and disintegrate before major showcases, and many musicians crumble under the pressure.

There is something about music that feels completely fundamental to who we are as human beings. Many of the most important moments in my life have been punctuated by music. Hell, even if the world ripped apart tomorrow, I'm pretty sure we'd get together tomorrow night to sing songs around a fire. It's that foundational. And so - for all the drama, all the disasters, all the difficulties of being a musician, there is often a moment of profound epiphany that occurs between audience and band in the room when everything aligns and the music soars - even if it's just for a fleeting moment. And it's happening tonight, all over the country, all over the world in tiny bars and mid-sized concert halls and gigantic stadiums. These are profound moments of beauty.

But what ultimately inspires me to make Stages isn't just the experiences I've had within the music industry - it's the way that music forces me to take stock of my own journey. The more time I spend with musicians, the more I see my story - and the story of any of us that create for a living - reflected back to me. Success isn't a destination, it's a journey - one fraught with detours and unexpected stops along the way. Especially as we get older and take on more responsibilities. In this film, we'll be asking many of the questions that musicians have to ask themselves with each new record, with each new tour: am I good enough? Will I have something of substance to say? Is all this effort worth it?

Thanks for your consideration. I hope we have the opportunity to make something special together.

CAST + CHARACTERS

Ben Garza

A 35-year-old jean jacketed, four-day stubbled, Marlboro Red-smoking musician who had been grinding it out 300 dates a year with *The Heights* for a decade. After the band collapsed and his daughter was born, Ben thought he might be able to piece something together that let him stay closer to home. But that just isn't sitting right. He *needs* to be back on that stage - even if he's not exactly sure what that means. So, he's piecing together a tour on his own for the first time and it feels…off. He's never had to carry this much weight on his shoulders and he keeps looking to offload it. When he forces his way into co-writing a song with Jessie, the possibilities start to open up - maybe Jessie could be the answer to the "what's next" questions that are keeping him up at night.

IDEAL CAST: DAVID RAMIREZ / BEN FOSTER / JESSE PLEMMONS



Jessie Claymore

A 32-year-old singer-songwriter who spent the last eight years entangled in a duo that subsumed her identity in every possible way. After she and her ex split up, and despite writing the majority of the songs, *he* ended up with the brand recognition and the capital to start something new. Jessie is realizing that even though she thought she was building something for herself, really, she was building something for *him*. So now - she's starting over in her 30s and knows that this time - she won't be giving anything away. She jumps on the tour with Ben to start building something of her own. Right as Jessie begins to find her footing and her voice, Ben forces his way into a co-write with her. All the alarm bells are going off and Jessie has to decide to what extent she'll protect her singular vision. She finds a kindred spirit in Rita - who comes alongside her as she begins to pick up some momentum. Rita intuitively understands the unique pressures she's faced making it this far and the two of them begin to make plans for the future.

IDEAL CAST: MERRITT WEVER / ALESSIA CARA / ZOE KRAVITZ



*STAGES

CAST + CHARACTERS

Rita Page

Ben's longtime manager and family friend. She's been around since the begging and she and Ben are more like siblings than colleagues. They may pick at each other, but there is a deep love and affection between the two of them. Rita believes in Ben in a way that he often fails to understand or appreciate. In the aftermath of *The Heights* breaking up, Rita decides to help Ben get back on his feet and back on stage. It's a massive pay cut, sure, but for someone who has dedicated her life to getting musicians up onto stages every night, it's something she wants to do. She'd rather Ben be on stage than driving Lyft, that's for sure. So - she's doing this one last run. As luck would have it - she meets Jessie. They immediately form a bond and a relationship that seems to be blossoming into something new. Before this tour, Rita was thinking about hanging up her touring hat. But now that she's met Jessie and seen the potential, she's thinking about sticking around to see what happens next.

IDEAL CAST: AMERICA FERRERA / BRIT MARLING / KIRSTEN DUNST



Cameo(s)

There are a handful of smaller roles in the cast that would be well suited for some well known actors. They'd likely require just a couple of days of production and only a small commitment from the actors. But that small commitment would serve the film exponentially as the roles of PORTER GATES (50's, Country Star), NOAH (30's, Ben's more successful ex band mate), and MARTINA (50's, Country star) are all "high profile" characters in the story.

IDEAL CAMEOS: JEFF BRIDGES / SHAWN MENDES / VIRGINIA MADSEN



*STAGES

CAST + CHARACTERS

David Ramirez (Attached to play Ben Garza)



Like the character of Ben Garza, singer/songwriter David Ramirez has spent the past decade growing a devoted fanbase with his heartfelt, introspective songs and unforgettable live performances. Inspired by artists such as Bob Dylan, Ryan Adams, and Johnny Cash, Ramirez has released numerous critically acclaimed albums that draw from what the New York Times referred to as his "haggard loneliness." Ramirez's rare musical talent and deep understanding of life on the road make him the perfect actor to play Ben Garza. David and Ryan have worked on numerous projects together including music videos, performance videos, as well as playing Ben in *The Heights* short.

ADDITIONALLY, DAVID WILL ALSO CONTRIBUTE BOTH PRE-EXISTING AND ORIGINAL MUSIC TO THE FILM

Watch David Ramirez perform "Watching from a Distance" - HERE

Watch David Ramirez perform "Find the Light" - HERE








Project at a glance

Scheduled dates: **SPRING 2020**

Locations: **NYC / NASHVILLE**

Prep + Pre-Production: **FOUR WEEKS**

Production: **TWENTY-ONE DAYS**

Post-Production: **EIGHTEEN WEEKS**

Budget: **FOUR HUNDRED THOUSAND DOLLARS**

Union Affiliations: **SAG + WGA**











Director's Bio



Booth's filmmaking career began in 2011 when his first attempt at making a short film won a contest hosted by Vimeo and Canon and eventually premiered at the Sundance Film Festival. Booth was an audio engineer living in Texas at the time. After the experience of being on set in Los Angeles and seeing his work at Sundance, he was hooked. He came home and quit his job and dove headfirst into filmmaking.

He spent the next few years cutting his teeth as a Director of Photography, working on commercial projects for Fox, MTV, Spotify, Under Armour, Pepsi, and Budweiser, as well as music videos for Atlantic Records, Sony, and Universal Music. He DP'd narrative and documentary features that have screened at Sundance, SXSW, Tribeca Film Festivals, among others. In 2016, Ryan DP'd a feature documentary that was commissioned by Alejandro G. Iñárritu that explores the modern implications of the themes woven into Iñárritu's film, *The Revenant*. The film was directed by Eliot Rausch and the experience working with Eliot and Alejandro proved to be the catalyst that began his transition into directing. (Ask him about it sometime, it's quite the story).

Ryan has always been drawn to telling the stories of real people. He naturally began his directing work in documentaries. He created a doc series pilot about the insane world of college football recruiting. The film was called *Five Star* and it led to shopping deals with SpringHill Entertainment and Preferred Content. He naturally moved into branded content, directing projects for Spotify and Google. He then caught the eye of Pulse Films, the award winning production company behind American Honey and Lemonade.

In the spring of 2017 he was offered a spot on Pulse's commercial roster and within a few months of beginning to pitch, was directing national campaigns with Weiden + Kennedy for Fox Sports and Anheuser-Busch. He's currently pitching as much as possible and looks forward to collaborating with some of the best agencies in the world.

But, narrative filmmaking has always been the goal. In many ways the past few years have been acquiring the skills and experience to begin the move into directing film and television projects. *STAGES* will be Ryan's feature directorial debut. He's looking forward to bringing his unique ability to work quickly and to make things look more expensive than they are to help STAGES punch well above it's weight class.

Ryan spent the majority of his life in Texas, but currently resides in Brooklyn, New York with his wife and their two daughters.

*STAGES

The Team

Bradley Jackson CO-WRITER



Bradley Jackson is a writer/director/novelist from Austin, Texas. His first feature film, Balls Out (which he wrote/co-produced) stars Jake Lacy (Obvious Child, Girls), Kate McKinnon, Jay Pharaoh, and Beck Bennett (SNL); and premiered at the Tribeca Film Festival in 2014. The film was bought and distributed by MGM/Orion in 2015 and was selected as a Critics Pick by the New York Times ,which described it as a "modest, nimble and winning comedy.... with a clever, blithely ribald script."

Recently he co-created and co-wrote the 6-episode digital series Crunch Time for Fullscreen and Roster Teeth. His first book (which he co-authored with Michael Fry), The Naughty List, was published by HarperCollins in 2015, and the sequel, The Naughtier List, was published in 2017. He is represented by CAA, Odenkirk Provissiero Entertainment and Ginsburg Daniels LLP.

Dan Steele CO-WRITER



Dan Steele is a screenwriter and producer living in Los Angeles. After being selected for the Warner Bros. TV Writer's Workshop in 2010, Steele has written on staff for television shows including Gossip Girl, Hart of Dixie, and Snatchers. In 2015, Steele became a writing co-Producer for MTV's Faking It, and is currently a writing co-Producer on The Donors, a new series for Kevin Hart's streaming network, Laugh Out Loud. Steele has several television projects in development with Disney and Warner Bros.

This isn't Steele's first collaboration with Ryan Booth. Together they wrote the short film, *Miracle*, that won the contest hosted by Vimeo and Canon, premiered at Sundance Film Festival, and launched Ryan's career.

*STAGES

The Team

Natalie Kingston
DIRECTOR OF PHOTOGRAPHY



Cinematographer Natalie Kingston was born and raised in a small southern Louisiana town where she ran around with a VHS camcorder on her shoulder as a young girl shooting her own movies. She quickly became fascinated with the idea of creating images and sharing them with people. Natalie has been attached to the camera's viewfinder since and has received multiple cinematography awards for her work.

Natalie shot the feature film, *Lost Bayou* - a 2018 IFP narrative lab project and Duplass Brothers grant recipient, which will premiere in 2019.

She shot Sam Pollard's grammy-nominated film *Two Trains Runnin'* - a New York Times Critic Pick - narrated by Common and featuring the music of Gary Clark Jr.

Natalie was behind the lens of music videos for artists Billie Eilish, PJ Morton and many more. She was the cinematographer of the award-winning commercial - *Ready to Speak Up* for Boots No.7, featuring Chimamanda Ngozi Adichie.

Natalie completed a Cinematography Residency at Maine Media College and has a Bachelor of the Arts from the University of Louisiana at Lafayette. She is a member of the International Collective of Female Cinematographers

Lucas Harger
EDITOR



Lucas Harger is an acclaimed film and commercial editor. His accolades include an Emmy for cutting "The Road through Warroad" a nationally broadcasted documentary for NBCSN, as well as a Silver YDA award for his work on "Sleep Well my Baby" at the Cannes Film Festival.

While currently putting the finishing touches on a feature documentary following the true American Cowboy, William Morris Endeavor has slated it for representation and a future release date. Interspersed between long-form editing, Lucas cuts broadcast and web commercials for nationally recognized clients such as but not limited to; Enterprise, Anheuser-Busch, Famous Footwear, Amazon & Microsoft. Priding himself on being a key collaborator across diverse project categories, Lucas brings passion and creativity to every venture.

Ryan and Lucas have collaborated on nearly a dozen projects including *The Heights* - the proof of concept short film for STAGES that played Palm Springs IFF in 2018.

*STAGES

The Team

Russell Wayne Groves PRODUCER



Russell Wayne Groves' career has included a wide range of narrative and documentary projects, including MGM/Orion's *Balls Out*, a comedy featuring SNL's Kate McKinnon and Beck Bennett, which premiered at Tribeca 2014 and was picked up by MGM/Orion for VOD & limited theatrical release in 2015; 2017 SXSW Audience Award-winner *Dealt*, about one of the world's greatest card magicians who happens to be completely blind; and Robert Schwartzman's sophomore directorial film, *The Unicorn*, starring Lauren Lapkus, Nick Rutherford, Lucy Hale, Beck Bennett, and Kyle Mooney, which was selected for the Narrative Competition of the 2018 SXSW Film Festival and will be distributed by The Orchard.

Russell's current projects include the UNTITLED AMAZING JONATHAN DOCUMENTARY which premiered in competition at Sundance 2019 and sold to HULU for $2M, *Jumpshot*, a documentary about the life of Kenny Sailors, who revolutionized the game of basketball and then disappeared from public view, which is being Executive Produced by Stephen Curry, and the Showtime docu-series *Action*, which tells the story of the legalization of sports betting in America.

Henry Proegler PRODUCER



Henry is a producer an entrepreneur living in Austin, Texas. He produced both of Ryan's long form projects *The Heights* and *Five Star*. *Five Star* led to beginning production on a feature documentary about NFL quarterback Case Keenum, as well as a series in development with LeBron James' production company, SpringHill Entertainment. Proegler continues to develop projects under the Hank&Booth banner.

In addition to his film work, Henry is the founder and CEO of Embassy Creative, a marketing and branding agency. A former 99U Fellow and SXSW 2017 panelist, Proegler's unconventional career is a result of skills he developed creating and launching the 10 Days, the largest collegiate clean water campaign in the country.

*STAGES

The Team

Pulse Films EXECUTIVE PRODUCERS

Pulse Films is an award-winning, independent, modern-day studio encompassing the development, production, financing and distribution of cross-platform content for audiences worldwide. Pulse's "artist first" mantra has allowed the company to build a thriving talent management component to the business that completes its holistic approach to content creation. Headquartered in London with outposts in Los Angeles, New York, Paris and Berlin, Pulse was founded by Thomas Benski and Marisa Clifford in 2005.

Their award-winning film team excels in producing fiction films, music documentaries and drama-documentaries that are provocative and redefining in their approach. Pulse works with the world's leading directors and talent and collaborate with some of the most influential figures in film to create eventful, genre-defying theatrical releases and TV single dramas & drama series.



A DOG CALLED MONEY
Skate Kitchen
simon pegg
juno temple
lost transmissions
RUDEBOY
The Story Of Trojan Records
Kingdom of Us
NETFLIX
OCT 13
ALL THESE SLEEPLESS NIGHTS
Arcade Fire
THE REFLEKTOR TAPES
IN CINEMAS 24 SEPTEMBER
DEAR ARAUCARIA
NETFLIX
MADELEINE McCANN
AMERICAN HONEY
JURY PRIZE
THE VVITCH
LANDLINE
TROPHY
ONE MORE TIME WITH FEELING
THE POSSIBILITIES ARE ENDLESS
blur
NO DISTANCE LEFT TO RUN
SHUT UP AND PLAY THE HITS
LCD SOUNDSYSTEM

STAGES

The Heights

As a part of the development of *STAGES*, Ryan decided to co-write and direct a standalone short film called, *The Heights*. The film explores some early sketches of Ben and Jessie as characters as well as the strains and pressures that might exist on a show day. This film isn't directly related to *STAGES*, but rather serves as a visual and sonic companion to the script.

We have some ambitious goals for how to create a music film worthy of the music that's being made today. Part of that is capturing the vast majority of it live, on set. *The Heights* was a way to put our money where our mouth was and to attempt some of the production techniques and world building on a smaller scale, prior to making the feature.

We shot for two days at The Troubadour in Los Angeles. Real venue. Audio tracked live. An attempt to create the world of a musician trying to make a living today. It was a worthwhile experience.

Another thing to come from the short was that we were able to work with some incredible talent both in front of and behind the camera as well as in post production. For example, Margaux Rust, our production designer went on to design for several other features and most recently the Justin Timberlake and Chris Stapleton one-take music video. Incredible talent.

We were also able to design a post process that will help enormously on the feature, including designing a system that will allow Lucas Harger, our editor, to be near set, cutting as we film. This will allow us to essentially get pickups as we go.

Alex Bickel, the colorist for Moonlight and Lady Bird, came on to do the color for the short and will no doubt prove to be an incredible asset in designing the look and feel of the feature film.

In short, *The Heights*, was a truly valuable step that got us very excited to go out and make *STAGES*.

Watch *The Heights*



Watch *The Heights Trailer*



Comparable Projects

Crazy Heart

A faded country music musician is forced to reassess his dysfunctional life during a doomed romance that also inspires him.

Inside Llewyn Davis

A week in the life of a young singer as he navigates the Greenwich Village folk scene of 1961.

Begin Again

A chance encounter between a disgraced music-business executive and a young singer-songwriter, new to Manhattan, turns into a promising collaboration between the two talents

Sing Street

A boy growing up in Dublin during the 1980s escapes his strained family life by starting a band to impress the mysterious girl he likes.

Patti Cake$

Centered on aspiring rapper Patricia Dombrowski, a.k.a. Killa P, a.k.a. Patti Cake$, who is fighting an unlikely quest for glory in her downtrodden hometown in New Jersey.


JEFF BRIDGES
CRAZY HEART
DECEMBER 16
Found on CineMaterial.com


WRITTEN AND DIRECTED BY
JOEL & ETHAN COEN
OSCAR ISAAC
CAREY MULLIGAN
JOHN GOODMAN
GARRETT HEDLUND
JUSTIN TIMBERLAKE
INSIDE LLEWYN DAVIS


PATTI CAKE$


SING STREET


You're only as strong as your next move.
BEGIN AGAIN

Title	Year	Budget	Box Office	Distribution Company
Crazy Heart	2009	$7M	$39M	Fox Searchlight
Inside Llewyn Davis	2013	$11M	$33M	CBS Films
Begin Again	2014	$8M	$64M	TWC
Sing Street	2016	$4M	$14M	TWC
Patti Cake$	2017	$1M	$1M**	Fox Searchlight

**Sold to Fox Searchlight for $10M

*STAGES




















THANKS FOR READING, NOW...

Let's go make a movie.